January 24, 2005


By facsimile to (312) 527-0484 and U.S. Mail


Mr. Gordon S. Donovan
Vice President and Chief Financial Officer
Viskase Companies, Inc.
625 Willowbrook Centre Parkway
Willowbrook, IL 60527

RE:	Viskase Companies, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-4
	Filed January 18, 2005
	File No. 333-120002

Dear Mr. Donovan:

      We reviewed the filing and have the comments below. Unless indicated otherwise, our page references below are to the filing`s courtesy copy.

1. File as correspondence on the EDGAR system the facsimile that you sent us dated January 24, 2005.

Summary Consolidated Historical and Pro Forma Financial Data, page
9

2. We note your response to prior comment 6 and the pro forma financial information provided. Show precisely how you computed each component of note 1 for each period presented. For example, provide detailed disclosures on how you arrived at an increase in interest expense of $2,124 for the nine months ended September 30, 2004 and $2,149 for the year ended December 31, 2003.

3. Clarify why net income for the year ended December 31, 2003 would have been unchanged if the offering of the notes, the repayment of the GECC capital lease obligations, and the repurchase of $55.5 million of your 8% senior notes had occurred on January 1, 2003.

Risk Factors, page 11

4. We note your response to prior comment 10. Disclose the significance level of Viskase Europe Limited as of each balance sheet date, including interim ones, after the notes` original issuance. We note that the significance level is less than 10%. However, this information could still be viewed to be material in understanding the collateral securing your notes.

Description of the Notes, page 77

5. We note the revised disclosure on page 104 in response to prior comment 14. Further clarify the effect of the waiver and release described in this subsection. For example, if you intend to convey that none of the parties mentioned shall be liable for payment of the notes, revise to state so. If the waiver is broader, revise to clarify. Also expand the added disclosure to address liability under the federal securities laws rather than merely the Securities Act.

Note 15.  Contingencies, page F-36

6. We note your response to prior comment 26. Provide us updated information on the status of your settlement with the Quebec
Department of Ministry. Also revise your disclosures in the S-4 in response to the comment.

Note 11.  Retirement Plans, page F-65

7. We note your response to prior comment 25. Provide the disclosures required by paragraph 9(a) of SFAS 132(R) in your interim financial statements.

Exhibit 10.1

8. Refer to prior comment 29 and section 6.9 of exhibit 10.1.
Confirm that there is no schedule 5.7 to exhibit 10.1 or file the schedule.

Exhibit 10.16

9. We note your response to prior comment 29. It does not appear that you included exhibits A, C, and D to exhibit 10.16 in their entirety. Revise or advise.


Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Viskase and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Viskase requests acceleration of the registration statement`s effectiveness, Viskase should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Viskase from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Viskase may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 942-7769 or Rufus G. Decker III, Accounting Branch Chief, at (202) 942-1774. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or Mark S. Webb, Special Counsel, at
(202)
942-1874.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Thomas A. Monson, Esq.
	Edward G. Quinlisk, Esq.
	Jenner & Block LLP
	1 IBM Plaza
	Chicago, IL 60611
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Mr. Gordon S. Donovan
January 24, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE